          THE TRAVELERS SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES
                             Cross-Reference Sheet

                                         Registration Statement No.
                                                                   ------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                      and
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

          THE TRAVELERS SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES
          -----------------------------------------------------------
                           (Exact name of Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                     --------------------------------------
                              (Name of Depositor)

                 ONE TOWER SQUARE, HARTFORD, CONNECTICUT  06183
                 ----------------------------------------------
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including area code: (860) 277-0111
                                                          --------------

                                ERNEST J. WRIGHT
                     The Travelers Life and Annuity Company
                                One Tower Square
                          Hartford, Connecticut  06183
                          ----------------------------
                    (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:      As soon as practicable following the effectiveness
                                                   of the Registration Statement.

It is proposed that this filing will become effective (check appropriate box):

N/A         immediately upon filing pursuant to paragraph (b) of Rule 485.
-------
N/A         on ___________ pursuant to paragraph (b) of Rule 485.
-------
N/A         60 days after filing pursuant to paragraph (a)(1) of Rule 485.
-------
N/A         on ___________ pursuant to paragraph (a)(1) of Rule 485.
-------

If appropriate, check the following box:

______ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

         THE TRAVELERS SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES

                             Cross-Reference Sheet

                                    Form N-4

Item
No.                                                         Caption in Prospectus
---                                                         ---------------------
1.     Cover Page                                           Prospectus
2.     Definitions                                          Index of Special Terms
3.     Synopsis                                             Contract Profile
4.     Condensed Financial Information                      Condensed Financial Information
5.     General Description of Registrant,                   The Insurance Company; The Separate
        Depositor, and Portfolio Companies                       Account; and the Funding Options
6.     Deductions                                           Charges and Deductions; Distribution of
                                                                 Variable Annuity Contracts
7.     General Description of Variable                      The Annuity Contract
       Annuity Contracts
8.     Annuity Period                                       The Annuity Period
9.     Death Benefit                                        Death Benefit
10.    Purchases and Contract Value                         The Annuity Contract; Distribution of Variable Annuity
                                                                 Contract
11.    Redemptions                                          Access to Your Money
12.    Taxes                                                Federal Tax Considerations
13.    Legal Proceedings                                    Legal Proceedings and Opinions
14.    Table of Contents of Statement                       Appendix A - Contents of the Statement
        of Additional Information                                of Additional Information


                                                            Caption in Statement of Additional
                                                            Information
                                                            ------------------------------------------
15.    Cover Page                                           Cover Page
16.    Table of Contents                                    Table of Contents
17.    General Information and History                      The Insurance Company
18.    Services                                             Principal Underwriter; Distribution and
                                                                 Management Agreement
19.    Purchase of Securities Being Offered                 Valuation of Assets
20.    Underwriters                                         Principal Underwriter
21.    Calculation of Performance Data                      Performance Information
22.    Annuity Payments                                     Not Applicable
23.    Financial Statements                                 Financial Statements

                                     PART A

                      Information Required in a Prospectus

                       TRAVELERS MARQUIS VARIABLE ANNUITY
                                CONTRACT PROFILE

                                  MAY 1, 1997


THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE FULL PROSPECTUS WHICH IS ATTACHED TO THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY. THE TERMS "WE," "US," "OUR" AND THE "COMPANY" REFER TO TRAVELERS LIFE AND ANNUITY COMPANY. "YOU" AND "YOUR" REFER TO THE CONTRACT OWNER.



1. THE VARIABLE ANNUITY CONTRACT. The Contract offered by Travelers Life and Annuity Company is a variable annuity that is intended for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed income options. Under a qualified Contract, you can make one or more payments, as you choose, on a tax-deferred basis. Under a nonqualified Contract, you can make one or more payments with after-tax dollars. You direct your payment(s) to one or more of the variable funding options listed in Section 4.


You can transfer between the funding options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. The Company may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. The Company, at the minimum, would always allow one transfer every six months.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, under a qualified contract, your tax-deferred contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a nonqualified contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE). If you want to receive scheduled payments from your annuity, you can choose one of the following annuity options:
Option 1 -- payments for your life (life annuity) -- assuming that you are the annuitant; Option 2 -- payments for your life with an added guarantee that payments will continue to your beneficiary for a certain number of months (120, 180 or 240, as you select), if you should die during that period; Option
3 -- Joint and Last Survivor Annuity, in which payments are made for your life and the life of another person (usually your spouse); Option 4 -- Joint Survivor Life Annuity -- the annuity is reduced on death of Primary Payee; Option
5 -- Payment for a Fixed Period.

Once you make an election of an annuity option and begin to receive payments, it cannot be changed. During the income phase, you have the same investment choices you had during the accumulation phase. If amounts are directed to the funding options, the dollar amount of your payments may increase or decrease.

3. PURCHASE. You may purchase the Contract with an initial payment of at least $25,000. You may make additional payments of at least $500 at any time during the accumulation phase.

4. INVESTMENT OPTIONS. You can direct your money into any or all of the following funding options. They are described in the accompanying fund prospectuses. Depending on market conditions, you may make or lose money in any of these options:

     Capital Appreciation Fund                           Federated High Yield Portfolio
     Cash Income Trust                                   Large Cap Portfolio
     Alliance Growth Portfolio                           Equity Income Portfolio
     MFS Total Return Portfolio                          Mid Cap Disciplined Equity Fund
     Travelers Quality Bond Portfolio                    Appreciation Portfolio
     Lazard International Stock Portfolio                Diversified Strategic
     MFS Emerging Growth Portfolio                       Income Portfolio
     Federated Stock Portfolio

5. EXPENSES. The Contract has insurance features and investment features, and there are costs related to each. For Contracts with a value of less than $50,000, the Company deducts an annual administrative charge of $40. For the Standard Death Benefit the annual insurance charge is 1.55% of the amounts you direct to the funding options. For the Enhanced Death Benefit option, the annual insurance charge is 1.70%.



There is an administrative expense charge of 0.15% (annually) deducted from amounts allocated to the variable funding options.


Each funding option has charges for management and other expenses. The charges
range from     % to     % annually, of the average daily net asset balance of
the funding option, depending on the funding option.

The following table is designed to help you understand the Contract charges. In the table below, "(a)" represents charges and expenses for the Standard Death Benefit and "(b)" represents charges and expenses for the Enhanced Death Benefit. "Total Annual Insurance Charge" includes the mortality and expense risk charge, the financing distribution charge and the administrative charges. The column "Total Annual Charges" reflects the $40 annual contract charge (which is
represented as     % below), the mortality and expense risk charge, and the
investment charges for each portfolio. The columns under the heading "Examples" show how much you would pay under the Contract for a one-year period and for a 10-year period. As required by the SEC, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of year 1 and at the end of year 10. For years 1 and 10, the examples show the aggregate of all the annual charges assessed during that time. For these examples, the premium tax is assumed to be 0%.

                                                                                                      EXAMPLES:
                                                                                                     TOTAL ANNUAL
                                                                 TOTAL ANNUAL                          EXPENSES
                                             TOTAL ANNUAL       FUNDING OPTION    TOTAL ANNUAL        AT END OF:
             PORTFOLIO NAME                INSURANCE CHARGES       EXPENSES         CHARGES       1 YEAR    10 YEARS
------------------------------------------------------------------------------------------------------------------
Capital Appreciation(a).................              %              0.83%                %        $          $
Capital Appreciation(b).................              %                  %                %
Cash Income(a)..........................              %                  %                %
Cash Income(b)..........................              %              0.60%                %
Alliance Growth(a)......................              %              0.87%                %
Alliance Growth(b)......................              %                  %                %
MFS Total Return(a).....................              %                  %                %
MFS Total Return(b).....................                             0.91%                %
Travelers Quality Bond(a)...............              %              0.75%                %
Travelers Quality Bond(b)...............              %                  %                %
Lazard International Stock(a)...........              %                  %                %
Lazard International Stock(b)...........              %              1.25%                %
MFS Emerging Growth(a)..................              %              0.95%                %
MFS Emerging Growth(b)..................              %                  %                %
Federated Stock(a)......................              %                  %                %
Federated Stock(b)......................              %              0.95%                %
Federated High Yield(a).................              %              0.95%                %
Federated High Yield(b).................              %                  %                %
Large Cap(a)............................              %                  %                %
Large Cap(b)............................              %              0.95%                %
Equity Income(a)........................              %              0.95%                %
Equity Income(b)........................              %                  %                %
Mid Cap Disciplined Equity(a)...........              %                  %                %
Mid Cap Disciplined Equity(b)...........              %              0.95%                %
Appreciation(a).........................              %              0.85%                %
Appreciation(b).........................              %                  %                %
Diversified Strategic Income(a).........              %                  %                %
Diversified Strategic Income(b).........              %              0.84%                %

6. TAXES. The payments you make to a qualified Contract during the accumulation phase are made with before-tax dollars. You will be taxed on your purchase payments and on any earnings when you make a withdrawal or begin receiving annuity payments. Under a nonqualified Contract, payments to the contract are made with after-tax dollars, and any earnings will accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract.

For owners of qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

7. ACCESS TO YOUR MONEY. You can take withdrawals any time during the accumulation phase. No sales charges apply. Of course, you may have to pay income taxes and a tax penalty on taxable amounts you withdraw.

8. PERFORMANCE. The value of the Contract will vary depending upon the investment performance of the funding options you choose. The following chart shows total returns for each funding option for the time periods shown. These rates of return reflect the insurance charges, administrative charge, investment charges and all other expenses of the funding option. The rates of return do not reflect any applicable taxes, which, if applied, would reduce such performance. Past performance is not a guarantee of future results.

LAST TEN CALENDAR YEARS (OR FULL YEARS SINCE INCEPTION):
--------------------------------------------------------------------------------

           PORTFOLIO NAME              1996    1995    1994    1993    1992    1991    1990    1989   1988    1987
------------------------------------------------------------------------------------------------------------------

Capital Appreciation Fund............ 26.39%  35.46%  -6.12%  13.45%  15.97%  32.04%  -6.89%  13.85%  8.50%  -9.21%
Cash Income Trust....................  2.69%   2.77%   3.31%   0.77%   1.80%   5.16%   6.53%   6.16%  5.60%
Travelers Series Fund, Inc.
  Alliance Growth.................... 27.56%  32.97%
  MFS Total Return................... 12.88%  23.93%
Greenwich Street Series Fund
  Appreciation....................... 19.77%  28.84%  -1.12%   7.03%   6.13%
  Diversified
    Strategic Income................. 11.16%  16.18%  -2.81%  12.56%   1.42%

Those funding options not illustrated above do not yet have one full year of performance history.

9. DEATH BENEFIT. If the annuitant or any owner dies before the income phase, the beneficiary will receive a death benefit. The death benefit paid depends on the age at the time of death, and whether you elected the Standard Death Benefit or the Enhanced Death Benefit at purchase. The death benefit value is calculated at the close of the business day on which the Company's Home Office receives due proof of death. Under the Standard Death Benefit if the death occurs before age 80, the death benefit equals the greater of: (1) the Contract Value; or (2) the total purchase payments made under the Contract.

Under the Standard Benefit, if the annuitant or any owner dies on or after age 80 and before the maturity date, the death benefit payable will be the contract value.

Under the Enhanced Death Benefit, if the annuitant or any owner dies before age 90 and before the maturity date, the death benefit equals the greatest of (1) or
(2) above, or (3) the maximum anniversary value, adjusted for subsequent partial surrenders or purchase payments (this amount is adjusted annually through age 80, and is locked in through age 90).

Under the Enhanced Death Benefit if the annuitant or any owner dies on or after age 90 and before the maturity date, the death benefit payable will be the contract value.

NOTE: In all cases described above, amounts will be reduced by premium taxes owed and partial withdrawals not previously deducted. Certain states may have varying age requirements. Please refer to the Contract prospectus for more details.

10. OTHER INFORMATION

RIGHT TO RETURN. If you cancel the Contract within ten days after you receive it, you will receive a full refund of the Contract Value (including charges). Where state law requires a longer right to return period, or the return of purchase payments, the Company will comply. You bear the investment risk during the right to return period; therefore, the Contract Value returned may be greater or less than your purchase payment. If the Contract is purchased as an Individual

Retirement Annuity, and is returned within the first seven days after delivery, your full purchase payment will be refunded; during the remainder of the right to return period, the Contract Value (including charges) will be refunded. The Contract Value will be determined at the close of business on the day we receive a written request for a refund.

WHO SHOULD PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) rollovers for Individual Retirement Annuities (IRAs) and (3) rollovers for other qualified retirement plans. Qualified contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended.

ADDITIONAL FEATURES. This Contract has other features you may be interested in including the SYSTEMATIC WITHDRAWAL OPTION. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.


ASSET ALLOCATION PROGRAM

If you choose, you can elect to have your contributions allocated among a set of funding options according to an asset allocation model. The model is based on your personal investment risk tolerance and other factors.

11. INQUIRIES. If you need more information, please contact us at (800) 842-8573 or:

    Travelers Life and Annuity Company
    Annuity Services
    One Tower Square
    Hartford, CT 06183

                                   PROSPECTUS

          THE TRAVELERS SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES



This prospectus describes TRAVELERS MARQUIS ANNUITY, a flexible premium variable annuity contract (the "Contract") issued by The Travelers Life and Annuity Company (the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("nonqualified Contracts"). Marquis Annuity may be issued as an individual Contract or as a group Contract. In states where only group Contracts are available, you will be issued a certificate summarizing the provisions of the group Contract. For convenience, this prospectus refers to both Contracts and certificates as "Contracts."



Your purchase payments accumulate on a variable basis through one or more of the sub-accounts ("funding options") of the Travelers Separate Account TM II for Variable Annuities ("Separate Account TM II"). Your contract value will vary daily to reflect the investment experience of the funding options you select. The funding options currently available are:


     Capital Appreciation Fund                           Federated High Yield Portfolio
     Cash Income Trust                                   Large Cap Portfolio
     Alliance Growth Portfolio                           Equity Income Portfolio
     MFS Total Return Portfolio                          Mid Cap Disciplined Equity Fund
     Travelers Quality Bond Portfolio                    Appreciation Portfolio
     Lazard International Stock Portfolio                Diversified Strategic
     MFS Emerging Growth Portfolio                       Income Portfolio
     Federated Stock Portfolio

The contracts and/or some of the funding options may not be available in all states. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDING OPTIONS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.


This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about Separate Account TM II by requesting a copy of the Statement of Additional Information ("SAI")
dated        , 1997. The SAI has been filed with the Securities and Exchange
Commission ("SEC") and is incorporated by reference into this prospectus. To request a copy, write to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183, or call (800) 842-8573. The Table of Contents of the SAI appears in Appendix B of this prospectus.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

                         PROSPECTUS DATED        , 1997

                               TABLE OF CONTENTS


INDEX OF SPECIAL TERMS.................     2
FEE TABLE..............................     3
THE ANNUITY CONTRACT...................     5
Purchase Payments......................     5
Accumulation Units.....................     5
The Funding Options....................     6
Substitutions and Additions............     7
CHARGES AND DEDUCTIONS.................     7
Administrative Charges.................     7
Mortality and Expense Risk Charge......     7
Reduction or Elimination of Contract
  Charges..............................     7
Funding Option Expenses................     8
Premium Tax............................     8
Changes in Taxes Based Upon Premium or
  Value................................     8
OWNERSHIP PROVISIONS...................     8
Types of Ownership.....................     8
Beneficiary............................     8
Annuitant..............................     9
TRANSFERS..............................     9
ACCESS TO YOUR MONEY...................     9
Systematic Withdrawals.................     9
DEATH BENEFIT..........................    10
Death Proceeds Before the Maturity Date .  10
Death Proceeds After the Maturity Date .   11
THE ANNUITY PERIOD.....................    11
Maturity Date..........................    11
Allocation of Annuity..................    12
Variable Annuity.......................    12
Fixed Annuity..........................    13
PAYMENT OPTIONS........................    13
Election of Options....................    13
Annuity Options........................    13
MISCELLANEOUS CONTRACT PROVISIONS......    14
Right to Return........................    14
Termination............................    14
Required Reports.......................    14
Suspension of Payments.................    14
Transfers of Contract Values to Other
  Annuities............................    15
ASSET ALLOCATION PROGRAM...............     5
THE SEPARATE ACCOUNT...................    15
Performance Information................    15
FEDERAL TAX CONSIDERATIONS.............    16
General Taxation of Annuities..........    16
Nonqualified Annuity Contracts.........    16
Qualified Annuity Contracts............    17
Penalty Tax for Premature
  Distributions........................    17
Diversification Requirements for
  Variable Annuities...................    17
Ownership of the Investments...........    17
Mandatory Distributions for Qualified
  Plans................................    18
OTHER INFORMATION......................    18
The Insurance Company..................    18
Distribution of Variable Annuity
  Contracts............................    18
Conformity with State and Federal
  Laws.................................    19
Voting Rights..........................    19
Legal Proceedings and Opinions.........    19
APPENDIX A: Table of Contents of the
  Statement of Additional
  Information..........................    20


                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit......................     5
Annuitant..............................     8
Annuity Payments.......................    12
Annuity Unit...........................    12
Contract Date..........................     4
Contract Owner (You, Your).............     4
Contract Value.........................     4
Contract Year..........................     4
Funding Option(s)......................     5
Maturity Date..........................     4
Purchase Payment.......................     4
Written Request........................     4

                             SEPARATE ACCOUNT TM II

--------------------------------------------------------------------------------
CONTRACT OWNER TRANSACTION EXPENSES

       Annual Contract Administrative Charge
          (Waived if contract value is $50,000 or more)       $ 40

ANNUAL SEPARATE ACCOUNT CHARGES:
  (as a percentage of the average daily net assets of the Separate Account)


                                                                               ENHANCED
                                                                STANDARD        DEATH
                                                              DEATH BENEFIT    BENEFIT
       Mortality and Expense Risk Charge...................        1.55%          1.70%
       Administrative Expense Charge.......................         .15%           .15%
                                                              -------------    --------
          Total Separate Account Charges...................        1.70%          1.85%
FUNDING OPTION EXPENSES:
  (as a percentage of average daily net assets of the
  Funding Option)


                                                       MANAGEMENT            OTHER          TOTAL ANNUAL
                                                          FEE              EXPENSES           FUNDING
                                                    (AFTER EXPENSES     (AFTER EXPENSES        OPTION
                   PORTFOLIO NAME                   ARE REIMBURSED)     ARE REIMBURSED)       EXPENSES
    -----------------------------------------------------------------------------------------------------
    Capital Appreciation Fund....................         0.75%               0.08%(1)          0.83%
    Cash Income Trust............................         0.32%               0.46%(1)(2)       0.78%
    Alliance Growth..............................         0.80%               0.07%(1)          0.87%
    MFS Total Return.............................         0.80%               0.11%(1)          0.91%
    Travelers Quality Bond.......................         0.32%               0.43%(1)(3)       0.75%
    Lazard International Stock...................         0.83%               0.42%(1)(3)       1.25%
    MFS Emerging Growth..........................         0.75%               0.20%(1)(3)       0.95%
    Federated Stock..............................         0.63%               0.32%(3)          0.95%
    Federated High Yield.........................         0.65%               0.30%(3)          0.95%
    Large Cap (Sub-Adv. Fidelity)................         0.75%               0.20%(1)(4)       0.95%
    Equity Income (Sub-Adv. Fidelity)............         0.75%               0.20%(1)(4)       0.95%
    Mid Cap Disciplined Equity Fund..............         0.70%               0.25%(1)(5)       0.95%
    Appreciation.................................         0.75%               0.10%             0.85%
    Diversified Strategic Income.................         0.65%               0.19%             0.84%

NOTES:

The purpose of the Fee Table is to assist contract owners in understanding the various costs and expenses that a contract owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable.

(1) Includes a Sub-Administrator Charge of .06%.

(2) Other Expenses take into account the current expense reimbursement arrangement with the Company. The Company has agreed to reimburse the Fund for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.60%. Without such arrangement, Other Expenses would have been 1.71% for Cash Income Trust.

(3) The Travelers has waived all of its fees for the period ended December 31, 1996. In addition, the Travelers has agreed to reimburse the Portfolios' expenses for the same period. Without such arrangements, Other Expenses for the Travelers Series Trust Portfolios would have been: Travelers Quality Bond, 1.76%; Lazard International Stock, 2.87%; MFS Emerging Growth, 2.09%; Federated High Yield, 2.19%, and Federated Stock 3.03%.

(4) Other Expenses take into account the current expense reimbursement arrangement with the Company. The Company has agreed to reimburse the funding option for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.95%. Without such arrangements, Other Expenses for the Travelers Series Trust Large Cap Portfolio and Equity Income Portfolios would have been 1.55%.

(5) Other Expenses for the Mid Cap Disciplined Equity Fund are based on estimated expenses for 1996 since the portfolio has no investment history. They also take into account the current expense reimbursement arrangement with the Company in which the Company has agreed to reimburse the funding option for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.95%. Without such an arrangement. Other Expenses, based on estimated expenses for 1997, would be 1.31%.

EXAMPLE*

Assuming a 5% annual return, a $1,000 investment would be subject to the following expenses, whether the contract has been surrendered or annuitized, or if no withdrawals have been made:

                                                                                 (A) = STANDARD DEATH BENEFIT
                                                                                 (B) = ENHANCED DEATH BENEFIT
------------------------------------------------------------------------------------------------------------------
                            PORTFOLIO NAME                                1 YEAR     3 YEARS     5 YEARS     10 YEARS
------------------------------------------------------------------------------------------------------------------
Capital Appreciation..................................................    $     (a)  $      (a)  $      (a)   $     (a)
                                                                                (b)         (b)         (b)         (b)
Cash Income...........................................................          (a)         (a)         (a)         (a)
                                                                                (b)         (b)         (b)         (b)
Alliance Growth.......................................................          (a)         (a)         (a)         (a)
                                                                                (b)         (b)         (b)         (b)
MFS Total Return......................................................          (a)         (a)         (a)         (a)
                                                                                (b)         (b)         (b)         (b)
Travelers Quality Bond................................................          (a)         (a)         (a)         (a)
                                                                                (b)         (b)         (b)         (b)
Lazard International Stock............................................          (a)         (a)         (a)         (a)
                                                                                (b)         (b)         (b)         (b)
MFS Emerging Growth...................................................          (a)         (a)         (a)         (a)
                                                                                (b)         (b)         (b)         (b)
Federated Stock.......................................................          (a)         (a)         (a)         (a)
                                                                                (b)         (b)         (b)         (b)
Federated High Yield..................................................          (a)         (a)         (a)         (a)
                                                                                (b)         (b)         (b)         (b)
Large Cap.............................................................          (a)         (a)         (a)         (a)
                                                                                (b)         (b)         (b)         (b)
Equity Income.........................................................          (a)         (a)         (a)         (a)
                                                                                (b)         (b)         (b)         (b)
Mid Cap Disciplined Equity............................................          (a)         (a)         (a)         (a)
                                                                                (b)         (b)         (b)         (b)
Appreciation..........................................................          (a)         (a)         (a)         (a)
                                                                                (b)         (b)         (b)         (b)
Diversified Strategic Income..........................................          (a)         (a)         (a)         (a)
                                                                                (b)         (b)         (b)         (b)

* The example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. This example reflects the $40 annual contract administrative charge as an annual
  charge of   % of assets. For new funding options, expenses are given only for years one and three.

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

Travelers Marquis Annuity is a contract between you, the contract owner, and The Travelers Life and Annuity Company (called "us" or the "Company"). Under this contract, you make purchase payments to us and we credit them to your Contract. The Company promises to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payments accumulate tax deferred in the funding option(s) of your choice. The contract owner assumes the risk of gain or loss according to the performance of the funding options. The contract value is the amount of purchase payments, plus or minus any investment experience or interest. The contract value also reflects all surrenders made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract, except as noted under the Death Benefit provisions described in this prospectus. The date the contract and its benefits became effective is referred to as the contract date. Each anniversary of this contract date is called a contract year.


Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to us.

PURCHASE PAYMENTS


The initial purchase payment must be at least $25,000. Additional payments of at least $500 may be made under the Contract at any time. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made with our prior consent.


We will apply the initial purchase payment within two business days after we receive it at our Home Office in good order. Subsequent purchase payments received in good order will be credited to a Contract within one business day. Our business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.


ACCUMULATION UNITS


An accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of the accumulation unit. We calculate the value of an accumulation unit for each funding option each day after the New York Stock Exchange closes. After the value is calculated, your Contract is credited. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

THE FUNDING OPTIONS

You choose which of the following funding options to have your purchase payments allocated to. You will find detailed information about the options and their inherent risks in the current prospectuses for the funding options which must accompany this prospectus. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. Additional copies of the prospectuses may be obtained by contacting your Smith Barney Financial Consultant or by calling 1-800-842-8573.

The current funding options are listed below, along with their investment advisers and any subadviser:

          FUNDING OPTION                          INVESTMENT OBJECTIVE                   INVESTMENT ADVISER/SUB-ADVISER
------------------------------------------------------------------------------------------------------------------
Capital Appreciation Fund              growth of capital                                 Travelers Asset Management
                                                                                         International Corporation
                                                                                         ("TAMIC")
                                                                                         Subadviser: Janus Capital
                                                                                         Corporation
Cash Income Trust                      high current income while emphasizing             TAMIC
                                       preservation of capital and maintaining a
                                       high degree of liquidity
Alliance Growth Portfolio              long-term growth of capital                       Travelers Investment Advisers,
                                                                                         Inc. ("TIA")
                                                                                         Subadviser: Alliance Capital
                                                                                         Management L.P.
MFS Total Return Portfolio             obtain above-average income (compared to a        TIA
                                       portfolio entirely invested in equity             Subadviser: Massachusetts
                                       securities) consistent with the prudent           Financial Services Company
                                       employment of capital                             ("MFS")
Travelers Quality Bond Portfolio       current income, moderate capital                  TAMIC
                                       volatility and total return
Lazard International Stock             capital appreciation through investing            TAMIC
  Portfolio                            primarily in the equity securities of non-        Subadviser: Lazard Asset
                                       United States companies                           Management
MFS emerging Growth Portfolio          long-term growth of capital                       TAMIC
                                                                                         Subadviser: MFS
Federated Stock Portfolio              growth of income and capital                      TAMIC
                                                                                         Subadviser: Federated
                                                                                         Investment Counseling, Inc.
Federated High Yield Portfolio         high current income                               TAMIC
                                                                                         Subadviser: Federated
                                                                                         Investment Counseling, Inc.
Large Cap Portfolio                    long-term growth of capital                       TAMIC
                                                                                         Subadviser: Fidelity
                                                                                         Management & Research
                                                                                         Company
Equity Income Portfolio                reasonable income                                 TAMIC
                                                                                         Subadviser: Fidelity
                                                                                         Management & Research
                                                                                         Company
Mid Cap Disciplined Equity Fund        growth of capital                                 TAMIC
                                                                                         Subadviser: Travelers
                                                                                         Investment
                                                                                         Management Company
Appreciation Portfolio                 long-term appreciation of capital through         Smith Barney Mutual Funds
                                       investing primarily in equity securities          Management Inc. ("SBMFM")
                                                                                         Subadviser: Smith Barney Global
                                                                                         Capital Management Inc.
Diversified Strategic Income           high current income                               SBMFM
  Portfolio

SUBSTITUTIONS AND ADDITIONS

If any of the funding options become unavailable for allocating purchase payments, or if we believe that further investment in a funding option is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any applicable state and SEC approval. From time to time we may make new funding options available.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

ADMINISTRATIVE CHARGES

A Contract administrative charge of $40 is deducted annually from Contracts with a value of less than $50,000. This charge compensates us for expenses incurred in establishing and maintaining the Contract. The charge is deducted from the contract value on the fourth Friday of each August by canceling accumulation units applicable to each funding option on a pro rata basis. For the first year, this charge will be prorated (i.e. calculated) from the date of purchase. A prorated charge will also be made if the Contract is completely withdrawn or terminated. We will not deduct a contract administrative charge: (1) from distributions of death proceeds; (2) after an annuity payout has begun, or (3) if the contract value on the date of assessment is equal to or greater than $50,000.

An administrative expense charge (sometimes called "sub-account administrative charge") is deducted on each business day from amounts allocated to the funding options in order to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the funding options.

MORTALITY AND EXPENSE RISK CHARGE


Each business day, the Company deducts a mortality and expense risk charge. The deduction is reflected in our calculation of accumulation and annuity unit values. For the Standard Death Benefit, this charge equals, on an annual basis, 1.55% of the amounts held in each funding option. For the Enhanced Death Benefit, the charge equals on an annual basis, 1.70%. We reserve the right to lower the charge at any time. The mortality risk portion compensates us for guaranteeing to provide annuity payments according to the terms of the Contract regardless of how long the annuitant lives and for guaranteeing to provide the death benefit if an annuitant dies prior to the maturity date. The expense risk portion compensates us for the risk that the charges under the Contract, which cannot be increased during the duration of the Contract, will be insufficient to cover actual costs.



REDUCTION OR ELIMINATION OF CONTRACT CHARGES


The administrative charges, the financing distribution charge, and/or the mortality and expense risk charge under the Contract may be reduced or eliminated when certain sales or administration of the Contract result in savings or reduction of administrative or sales expenses, and/or mortality and expense risks. Any such reduction will be based on the following: (1) the size and type of group to which sales are to be made; (2) the total amount of purchase payments to be received; and (3) any prior or existing relationship with the Company. There may be other circumstances, of which we are not presently aware, which could result in fewer sales expenses, administrative charges, or mortality and expense risk charges. In no event will reduction or elimination of any charges be permitted where such reduction or elimination will be unfairly discriminatory to any person.

FUNDING OPTION EXPENSES

The deductions from and expenses paid out of the assets of the various funding options are summarized in the fee table and are described in the accompanying prospectuses.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. Where required, the Company will deduct any applicable premium taxes from the contract value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the contract, we reserve the right to charge you proportionately for this tax.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

Contract Owner ("you"). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom the contract is subsequently assigned. An assignment of ownership or a collateral assignment may be made only for nonqualified contracts. You have sole power during the annuitant's lifetime to exercise any rights and to receive all benefits given in the contract provided you have not named an irrevocable beneficiary and provided the Contract is not assigned.

You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

Joint Owner. For nonqualified contracts only, joint owners (i.e., spouses) may be named in a written request before the contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary has the right to receive any remaining contractual benefits upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant, they will share equally in benefits unless different shares are recorded with the Company by written request before the death of the annuitant or contract owner.

With nonqualified contracts, as discussed under "Death Benefit," the beneficiary named in the contract may differ from the designated beneficiary (for example, the joint owner or a contingent annuitant). In such cases, the designated beneficiary receives the contract benefits (rather than the beneficiary) upon your death.

Unless an irrevocable beneficiary has been named, you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

ANNUITANT

The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. The annuitant may not be changed after the contract is in effect.

For nonqualified Contracts only, the contract owner may also name one individual as a contingent annuitant by written request before the Contract becomes effective. A contingent annuitant may not be changed, deleted or added after the Contract becomes effective. For Contracts issued in New York, a contingent annuitant may not be named.

                                   TRANSFERS
--------------------------------------------------------------------------------

Before the maturity date, you may transfer all or part of the contract value between funding options. There are no charges or restrictions on the amount or frequency of transfers currently; however, we reserve the right to charge a fee for any transfer request, to limit the number of transfers. We will always allow at least one transfer in any six-month period. Since different funding options have different expenses, a transfer of contract values from one funding option to another could result in your investment becoming subject to higher or lower expenses. After the maturity date, you may make transfers between funding options only with our consent.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the contract value, less any premium tax not previously deducted. You must submit a written request specifying the funding option(s) from which amounts are to be withdrawn. If no funding options are specified, the withdrawal will be made on a prorata basis. The contract value will be determined as of the close of business after we receive your surrender request at the Home Office. The contract value may be more or less than the purchase payments made.

We may defer payment of any contract value for a period of up to seven days after the written request is received, but it is our intent to pay as soon as possible. We cannot process requests for withdrawal that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

SYSTEMATIC WITHDRAWALS

Beginning in the second contract year, before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. Any applicable withdrawal charges (on amounts in excess of the free withdrawal allowance) and any applicable premium taxes will be deducted. To elect systematic withdrawals, you must have a contract value of at least $15,000 and you must make the election on the form provided by the Company. We will surrender accumulation units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

Before the maturity date, a death benefit is payable to the beneficiary when either the annuitant, the contract owner or the first of joint owners dies and there is no contingent annuitant. The death benefit is calculated at the close of the business day on which the Company's Home Office received due proof of death (i.e., the death report date).

If the Company is notified of the death more than six months after the date of death, the death benefit will be the contract value.

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

DEATH OF ANY CONTRACT OWNER OR THE ANNUITANT BEFORE AGE 80. The Company will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax:

        (1) the contract value; or

        (2) the total purchase payments made under the Contract less any partial withdrawals.


DEATH OF ANY OWNER OR THE ANNUITANT ON OR AFTER AGE 80. The death benefit payable as of the death report date will be the Contract Value, less any applicable premium tax.


ENHANCED DEATH BENEFIT

DEATH OF ANY CONTRACT OWNER OR THE ANNUITANT BEFORE AGE 80. The Company will pay to the beneficiary the greatest of (1) or (2) above or (3).

        3) the maximum of all Anniversary Values (as described below) in effect on the death report date.


DEATH OF ANY CONTRACT OWNER OR ANNUITANT ON OR AFTER AGE 80, BUT BEFORE AGE 90. The Company will pay to the beneficiary the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax as of the death report date:


        (1) the contract value;

        (2) the total purchase payments made under the Contract less any partial withdrawals; or

        (3) the maximum of all Anniversary Values (as described below) occurring on or before the annuitant's 80th birthday.

DEATH OF ANY OWNER OR THE ANNUITANT ON OR AFTER AGE 90. The death benefit payable as of the death report date will be the Contract Value, less any applicable premium tax or outstanding loans.

ANNIVERSARY VALUE. A separate Anniversary Value will be established on each anniversary of the contract date which occurs on or before the death report date and will initially equal the contract value on that anniversary. After an Anniversary Value has been established, it will be recalculated each time a purchase payment is made or a partial surrender is taken until the death report date. Anniversary Values will be increased by the amount of each applicable purchase payment and reduced by a Partial Surrender Reduction (as described below) for each applicable partial surrender. Recalculations of Anniversary Values related to any purchase payments or any partial surrenders will be made in the order that such purchase payments or partial surrenders occur.

THE PARTIAL SURRENDER REDUCTION referenced above is equal to (1) the amount of an Anniversary Value immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by the contract value immediately prior to the partial surrender.

PAYMENT OF PROCEEDS

The process of paying death benefit proceeds under various situations is described below. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

DEATH OF ANNUITANT WHO IS THE CONTRACT OWNER. The Company will pay the proceeds to any surviving joint owner, or if none, to the beneficiary(ies), or if none, to the contract owner's estate.

Under a nonqualified contract, the death benefit proceeds must be distributed to the beneficiary within five years of the contract owner's death. Or, the beneficiary may elect to receive payments from an annuity which begins within one year of the contract owner's death and is payable over the life of the beneficiary of over a period not exceeding the beneficiary's life expectancy

If the beneficiary is the contract owner's spouse, he or she may elect to continue the contract as the new contract owner rather than receiving the distribution. In such case, the distribution rules applicable when a contract owner dies generally will apply when that spouse, as contract owner, dies.

DEATH OF ANNUITANT WHO IS NOT THE CONTRACT OWNER. In the case of a nonqualified Contract, if there is no contingent annuitant, the Company will pay the death proceeds to the beneficiary. However, if there is a contingent annuitant, he or she becomes the annuitant and the Contract continues in effect (generally using the original maturity date). The proceeds described above will be paid upon the death of the last surviving contingent annuitant.

ENTITY AS OWNER. In the case of a nonqualified Contract owned by a nonnatural person (e.g. a trust or another entity), any annuitant will be treated as the contract owner. Any change in the annuitant will be treated as the death of the contract owner.

DEATH PROCEEDS AFTER THE MATURITY DATE

If the death of any contract owner or annuitant occurs on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). We ask you to choose the maturity date and the annuity option when you purchase the contract. While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless the Contract has been fully surrendered or the proceeds have been paid to the beneficiary before that date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before annuity payments are made.

Unless you elect otherwise, the maturity date will be the annuitant's 70th birthday for qualified contracts and the annuitant's 75th birthday, or ten years after the effective date of the contract, if later, for nonqualified contracts. (In certain states, the maturity date elected may not be later than the annuitant's 90th birthday; refer to your Contract.)

For nonqualified Contracts, at least 30 days before the original maturity date, a contract owner may elect to extend the maturity date to any time prior to the annuitant's 85th birthday or, for qualified

Contracts, to a later date with the Company's consent. Certain annuity options taken at the maturity date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with qualified contracts upon either the later of the contract owner's attainment of age 70 1/2 or year of retirement; or the death of the contract owner. Independent tax advice should be sought regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

When an annuity option is elected, it may be elected as a variable annuity, a fixed annuity, or a combination of both. (Variable payouts under this Contract may not be permitted in certain states; refer to your contract.) If, at the time annuity payments begin, no election has been made to the contrary, the contract value will be applied to provide an annuity funded by the same investment options. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which annuity payments will be determined. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. The number of annuity units credited to the Contract is determined by dividing the first monthly annuity payment attributable to each funding option by the corresponding annuity unit value as of 14 days before the date annuity payments begin. An annuity unit is used to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly annuity payment. The amount applied to effect a variable annuity will be the value of the funding options as of 14 days before the date annuity payments begin less any applicable premium taxes not previously deducted.

The amount of the first monthly payment depends on the annuity option elected. A formula for determining the adjusted age is contained in the Contract. The total first monthly annuity payment is determined by multiplying the benefit per $1,000 of value shown in the tables of the Contract by the number of thousands of dollars of value of the Contract applied to that annuity option. The Company reserves the right to require satisfactory proof of age of any person on whose life annuity payments are based before making the first payment under any of the settlement options.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of the second and subsequent annuity payments is not predetermined and may change from month to month based on the investment experience of the applicable funding option. The total amount of each annuity payment will be equal to the sum of the basic payments in each funding option. The actual amounts of these payments are determined by multiplying the number of annuity units credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity," except that the amount applied to effect the annuity will be the cash surrender value, determined as of the date annuity payments begin. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

During the annuitant's lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the contract value in a lump-sum.

On the maturity date, we will pay the amount due under the Contract in one lump sum (except if prohibited by state law), or in accordance with the payment option that you select. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, all or any part of the contract value may be paid under one or more of the following annuity options. Payments under the annuity options may be elected on a monthly, quarterly, semiannual or annual basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. One will be designated the primary payee, the other will be designated the secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payment for a Fixed Period. The Company will make monthly payments for the period selected.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the contract value (including charges) within ten days after you receive it (the "right to return period"). You bear the investment risk during the right to return period; therefore, the contract value returned may be greater or less than your purchase payment. If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your purchase payment will be refunded in full; during the remainder of the right to return period, the contract value (including charges) will be refunded. The contract value will be determined following the close of the business day on which we receive a written request for a refund. Where state law requires a longer period, or the return of purchase payments or other variations of this provision, the Company will comply. Refer to your Contract for any state-specific information.

TERMINATION

You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if the contract value as of that date is less than $2,000 and no purchase payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the contract owner's last known address and to any assignee of record. If the Contract is terminated, we will pay you the contract value, less any applicable contract or premium tax charges.

REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the date of the report for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal or state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

TRANSFERS OF CONTRACT VALUES TO OTHER ANNUITIES

We may permit contract owners to transfer their contract values into other annuities offered by us or our affiliated insurance companies under rules then in effect.


                            ASSET ALLOCATION PROGRAM

--------------------------------------------------------------------------------


An asset allocation program is available to you and is offered in conjunction with your Contract. Under this program, your contributions are allocated among a set of funding options based on an asset allocation model that is designed especially for you. The model is based on your personal investment risk tolerance, investment time horizon, financial goals and other factors. In order to participate in this program, you will need to complete the required questionnaire and acknowledgment form. All Marquis contract features (including the ability to make transfers) will continue to apply. Contact your registered representative for additional information.


                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------


The Travelers Separate Account TM II For Variable Annuities ("Separate Account TM II") was established on November 5, 1997 and is registered with the SEC as a unit investment trust (separate account) under the Investment Company Act of 1940, as amended (the "1940 Act"). The assets of Separate Account TM II will be invested exclusively in the shares of the variable funding options.



The assets of Separate Account TM II are held for the exclusive benefit of the owners of this separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to Separate Account TM II are, in accordance with the Contracts, credited to or charged against the Separate Account TM II without regard to other income, gains and losses of the Company. The assets held by Separate Account TM II are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.



All investment income and other distributions of the funding options are payable to Separate Account TM II. All such income and/or distributions are reinvested in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.


PERFORMANCE INFORMATION

From time to time, we may advertise several types of historical performance for the Contract's funding options. We may advertise the "standardized average annual total returns" of the funding option, calculated in a manner prescribed by the SEC, as well as the "nonstandardized total return," as described below. Specific examples of the performance information appear in the SAI.

STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for Contracts sold (or anticipated to be sold). Each quotation assumes a total redemption at the end of each period.

NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of annual contract administrative charge, which, if reflected, would decrease the level of performance shown.

GENERAL Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line

Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

For funding options that were in existence prior to the date they became available under the Separate Account, the standardized and nonstandardized average annual total return quotations may accompany illustrations showing the investment performance that such funding options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. The contract value at redemption may be more or less than original cost.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

TYPES OF CONTRACTS: QUALIFIED OR NONQUALIFIED

If you purchase an annuity contract with proceeds of an eligible rollover distribution from any pension plan, specially sponsored program, or individual retirement annuity (IRA) with pre-tax dollars, your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, 403(b) annuities, pension and profit-sharing plans (including 401(k) plans), Keogh Plans, and certain other qualified deferred compensation plans. If you purchase the contract on an individual basis with after-tax dollars and not under one of the programs described above, your contract is referred to as nonqualified.

NONQUALIFIED ANNUITY CONTRACTS

As the owner of a nonqualified annuity, you do not receive any tax benefit (deduction or deferral of income) on purchase payments, but you will not be taxed on increases in the value of your contract until a distribution occurs -- either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the contract attributable to purchase payments made after February 28, 1986 are includible in income annually. Furthermore, for contracts issued after April 22, 1987, if you transfer the contract without adequate consideration all deferred increases in value will be includible in your income at the time of the transfer.

If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includible in your income. (See "Penalty Tax for Premature Distributions" below). There is income in the contract to the extent the cash value exceeds your investment in the contract. The investment in the contract equals the total purchase payments you paid less any amount received previously which was excludible from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

Federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the surviving joint owner, or the beneficiary, will have to pay taxes prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments.

QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the contract have not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other qualified contracts. There are special rules which govern the taxation of qualified contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any nonqualified variable annuity contracts based on a separate account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how separate accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax deferred treatment. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

Assets in the separate accounts, also referred to as segregated asset accounts, must be owned by the Company and not by the Contract Owner for federal income tax purposes. Otherwise, the deferral of taxes is lost and income and gains from the accounts would be includable annually in the Contract Owner's gross income.

The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses an incident of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department announced, in connection with the issuance of temporary regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement, dated September 15, 1986, also stated that the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The Company does not know if such guidance will be issued, or if it is, what standards it may set. Furthermore, the Company does not know if such guidance may be issued with retroactive effect. New regulations are generally issued with a prospective-only effect as to future sales or as to future voluntary transactions in existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent Contract Owners from being considered the owner of the assets of the separate account.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2. Distributions must begin or be continued according to required patterns following the death of the contract owner or annuitant of both qualified and nonqualified annuities.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY


The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Travelers Group Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.


DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS


The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts will be sold by life insurance sales agents who represent the Company, and who are licensed registered representatives of Smith Barney Inc. The compensation paid to sales representatives will not exceed 6.5% of the payments made under the Contracts.


From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

Any sales representative or employee will have been qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter for the Contracts is Tower Square Securities, Inc., an affiliate of the Company; however, it is currently anticipated that an affiliated broker-dealer may become the principal underwriter for the Contracts during 1997.

CONFORMITY WITH STATE AND FEDERAL LAWS

The Contract is governed by the laws of the state in which it is delivered. Any paid-up annuity, contract value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the funding options. However, we believe that when a funding option solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS


There are no pending material legal proceedings affecting Separate Account TM
II. Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been reviewed by the General Counsel of the Company.

                                   APPENDIX A
--------------------------------------------------------------------------------

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:


     The Insurance Company
     Principal Underwriter
     Distribution and Management Agreement
     Mixed and Shared Funding
     Valuation of Assets
     Telephone Transfers
     Performance Information
     Federal Tax Considerations
     Independent Accountants
     Financial Statements

--------------------------------------------------------------------------------


Copies of the Statement of Additional Information dated        , 1997 (Form No.
          ) are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061.


Name:

Address:

                                     PART B

        Information Required in a Statement of Additional Information

                       STATEMENT OF ADDITIONAL INFORMATION

                                      dated

                                   ______, 1997

                                       for

           THE TRAVELERS SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES

                                    ISSUED BY

                         THE TRAVELERS INSURANCE COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated _____, 1997. A copy of the Prospectus may be obtained by writing to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061, or by calling
(800) 842-9368.




                                TABLE OF CONTENTS

THE INSURANCE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

PRINCIPAL UNDERWRITER  . . . .  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1

DISTRIBUTION AND MANAGEMENT AGREEMENT . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . .    1

VALUATION OF ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2

PERFORMANCE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3

TELEPHONE TRANSFERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4

FEDERAL TAX CONSIDERATIONS . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .       5

INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       8

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    F-1

                              THE INSURANCE COMPANY

        The Travelers Life and Annity Company (the "Company"), is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Travelers Group Inc., a financial services holding company. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut. An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

    The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Separate Account TM II meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of Separate Account TM II are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

                              PRINCIPAL UNDERWRITER

         Tower Square Securities, Inc. ("Tower Square"), an indirect, wholly-owned subsidiary of the Company, serves as principal underwriter for Separate Account TM II and the Contracts. The offering is continuous. Tower Square's principal executive offices are located at One Tower Square, Hartford, Connecticut. It is anticipated that an affiliated broker dealer will become the principal underwriter during 1997.

                      DISTRIBUTION AND MANAGEMENT AGREEMENT

         Under the terms of the Distribution and Management Agreement among Separate Account TM II the Company and Tower Square, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with Fund TM II. Tower Square performs the sales functions related to the Contracts. The Company reimburses Tower Square for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying Separate Account TM II and the variable annuity contract with regulatory authorities; the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to Separate Account TM II all necessary office space, facilities, and personnel to manage its affairs.

                              VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each funding option is determined on each business day as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

         Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a funding option from one valuation period to the next. The net investment factor for a funding option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable funding option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a funding option is equal to (a) minus (b), divided by (c) where:
     (a) = investment income plus capital gains and losses (whether realized or unrealized);
     (b) = any deduction for applicable taxes (presently zero); and
     (c) = the value of the assets of the funding option at the beginning of the valuation period.

    The gross investment rate may be either positive or negative. A funding option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. An annuity unit value as of any business day is equal to (a) the value of the annuity unit on the immediately preceding business day, multiplied by (b) the corresponding net investment factor for the valuation period just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                             PERFORMANCE INFORMATION

        From time to time, the Company may advertise several types of historical performance for the Funding Options available under the Separate Account. The Company may advertise the "standardized average annual total returns" of the Funding Option, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "non-standardized total return," as described below:

         STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the Funding Option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the Funding Option has been in existence, if less. If a Funding Option has been in existence for less than one year, the "since inception" total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for contracts sold (or anticipated to be sold) under the Prospectus to which this Statement of Additional Information relates. Each quotation assumes a total redemption at the end of each period.

         NON-STANDARDIZED METHOD. Non-standardized "total returns" will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Non-standardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown.

         GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the Underlying Funds.

         For Funding Options that were in existence prior to the date they became available under the Separate Account, the standardized and non-standardized average annual total return quotations may accompany returns showing the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. An Owner's Contract Value at redemption may be more or less than original cost.

         Average annual total returns for each of the Funding Options (excluding Cash Income Trust) computed according to the standardized and non-standardized methods for the period ending December 31, 1996 (beginning at inception date) are set forth in the following table.

                            TOTAL RETURN CALCULATIONS
                    FUNDING OPTIONS OF SEPARATE ACCOUNT TM II

---------------------------------------------------------------------------------------------------------------------------
                                 STANDARDIZED                NON-STANDARDIZED
                                                                                                               INCEPTION
                                                                                                                  DATE
---------------------------------------------------------------------------------------------------------------------------
                              1-YR        5-YR         10-YR             1-YR        3-YR        5-YR       10-YR
Alliance Growth                    %           %*                            %          %*                           6/94
Capital Appreciation               %           %            %                %          %            %         %     5/83
   Fund
Equity Income                      %*                                        %*                                       8/96
Federated Stock                    %*                                        %*                                       8/96
Large Cap                          %*                                        %*                                       8/96
Lazard International Stock         %*                                        %*                                       8/96
MFS Emerging Growth                %*                                        %*                                       8/96
Federated High Yield               %*                                        %*                                       8/96
Putnam Diversified
    Income                         %           %*                            %           %*                           6/94
Travelers Quality Bond             %*                                        %*                                       8/96
MFS Total Return                   %           %*                            %           %*                           6/94
Travelers Cash Income              %           %            %*               %           %           %          %*   12/87

* Since inception.

                               TELEPHONE TRANSFERS

    A contract owner may place a transfer request by telephone. The telephone transfer privilege is available automatically; no special election is necessary for a contract owner to have this privilege. All transfers must be in accordance with the terms of the Contract. In certain cases, the Company may allow you to authorize your agent to make telephone transfers. Transfer instructions are currently accepted on each Valuation Date between 9:00 a.m. and 4:00 p.m., Eastern time, at 1-800-842-8573. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day. If the transfer instructions are not in good order, the Company will not execute the transfer and will promptly notify the caller.

    The Company will make a reasonable effort to record each telephone transfer conversation, but in the event that no recording is effective or available, the contract owner will remain liable for each telephone transfer effected. Additionally, the Company is not liable for acting upon instructions believed to be genuine and in accordance with the procedures described above. As a result of this policy, the contract owner may bear the risk of loss in the event that the Company follows instructions that prove to be fraudulent.

                           FEDERAL TAX CONSIDERATIONS

    The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

    Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 701/2. Distributions must also begin or be continued according to required patterns following the death of the contract owner or the annuitant.

NONQUALIFIED ANNUITY CONTRACTS

    Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to purchase payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of a contract owner when the contract owner transfers the contract without adequate consideration.

    If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

    Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

    The federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. Failure to meet these requirements will cause the surviving joint owner, or the beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES

    To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

    The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SIMPLE Plan IRA Form

    Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to $6,000. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution of 100% on the first 3% or 7% contribution for all eligible employes. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

    Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

    Distributions are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING

    The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(b) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

    There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

(a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

(b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

(c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 701/2 or as otherwise required by law.

    A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or Beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal Beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

    To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
   YEAR)

    The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1997, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $14,850 or less per year, will generally be exempt from periodic withholding.

    Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

    Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

                             INDEPENDENT ACCOUNTANTS

         Coopers & Lybrand L.L.P., independent accountants, 100 Pearl Street, Hartford, Connecticut, are the independent auditors for Separate Account TM.
The services provided to Separate Account TM II will include primarily the audit of the Separate Account's financial statements. Financial statements for Separate Account TM are not available since the Fund had no assets or activity as of the effective date of this SAI.

         The consolidated financial statements of the Travelers Insurance Company and Subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                       STATEMENT OF ADDITIONAL INFORMATION
                             SEPARATE ACCOUNT TM












                 Individual Variable Annuity Contract issued by





                         The Travelers Insurance Company
                                One Tower Square
                           Hartford, Connecticut 06183













L-_____S                                                               (_/97)

                                     PART C

                               Other Information

Item 24.  Financial Statements and Exhibits

    (a) The financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registrant Statement.

            The audited financial statements of The Travelers Life and Annuity Company and the report of Independent Auditors, are contained in the Statement of Additional Information. The financial statements of The Travelers Life and Annuity Company include:

                           To be filed by amendment.

(b)         Exhibits

     1. Resolution of The Travelers Life and Annuity Company Board of Directors authorizing the establishment of the Registrant.

     2.     Not Applicable.

  3(a). Form of Distribution and Management Agreement among the Registrant, The Travelers Life and Annuity Company and Tower Square Securities, Inc.

  3(b).     Form of Selling Agreement.  To be filed by amendment.

     4.     Variable Annuity Contract.  To be filed by amendment.

     5.     Application.  To be filed by amendment.

  6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990.

  6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994.

     9. Opinion of Counsel as to the legality of securities being registered.

 10(a). Consent of KPMG Peat Marwick LLP, Independent Certified Public Accountants. To be filed by amendment.

    13. Computation of Total Return Calculations - Standardized and Non-Standardized. To be filed by amendment.

    15. Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, George
            C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill.

Item 25.  Directors and Officers of the Depositor

Name and Principal                                 Positions and Offices
Business Address                                   with Insurance Company
----------------                                   ----------------------
Michael A. Carpenter*                              Director, Chairman of the Board
                                                   President and Chief Executive Officer
Jay S. Benet*                                      Director and Senior Vice President
George C. Kokulis*                                 Director and Senior Vice President
Robert I. Lipp*                                    Director
Ian R. Stuart*                                     Director, Senior Vice President,
                                                   Chief Financial Officer, Chief
                                                   Accounting Officer and Controller
Katherine M. Sullivan*                             Director and Senior Vice President
                                                   and General Counsel
Marc P. Weill**                                    Director and Senior Vice President
Stuart Baritz**                                    Senior Vice President
Elizabeth C. Georgakopoulos*                       Senior Vice President
Barry Jacobson*                                    Senior Vice President
Russell H. Johnson*                                Senior Vice President
Warren H. May*                                     Senior Vice President
Christine M. Modie*                                Senior Vice President
David A. Tyson*                                    Senior Vice President
F. Denney Voss*                                    Senior Vice President
Paula Burton*                                      Vice President
William Hogan*                                     Vice President and Actuary
Donald R. Munson, Jr.*                             Second Vice President
Ernest J. Wright*                                  Vice President and Secretary
Kathleen A. McGah*                                 Assistant Secretary and Counsel

    Principal Business Address:
*   The Travelers Life and Annuity Company                          **  Travelers Group Inc.
    One Tower Square                                                    388 Greenwich Street
    Hartford, CT  06183                                                 New York, N.Y. 10013

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

            Incorporated herein by reference to Item 26 to the Registration Statement on Form N-4, File No. 333-32581 filed July 31, 1997.

Item 27.  Number of Contract Owners

Not applicable.


Item 28.  Indemnification

Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the Federal securities laws.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

(a)         Tower Square Securities, Inc.
            One Tower Square
            Hartford, Connecticut 06183

Tower Square Securities, Inc. also serves as principal underwriter for the following:

The Travelers Growth and Income Stock Account for Variable Annuities
The Travelers Quality Bond Account for Variable Annuities
The Travelers Money Market Account for Variable Annuities
The Travelers Timed Growth and Income Stock Account for Variable Annuities The Travelers Timed Short-Term Bond Account for Variable Annuities
The Travelers Timed Aggressive Stock Account for Variable Annuities
The Travelers Timed Bond Account for Variable Annuities
The Travelers Fund U for Variable Annuities
The Travelers Fund VA for Variable Annuities
The Travelers Fund BD for Variable Annuities
The Travelers Fund BD II for Variable Annuities
The Travelers Fund BD III for Variable Annuities
The Travelers Fund BD IV for Variable Annuities
The Travelers Fund ABD for Variable Annuities
The Travelers Fund ABD II for Variable Life Insurance
The Travelers Separate Account QP for Variable Annuities
The Travelers Separate Account PF for Variable Annuities
The Travelers Separate Account PF II for Variable Annuities
The Travelers Fund UL for Variable Life Insurance
The Travelers Fund UL II for Variable Life Insurance
The Travelers Variable Life Insurance Separate Account One
The Travelers Variable Life Insurance Separate Account Two
The Travelers Variable Life Insurance Separate Account Three
The Travelers Variable Life Insurance Separate Account Four

(b)         Name and Principal                         Positions and Offices
            Business Address *                         With Underwriter
            ------------------                         ----------------
         Russell H. Johnson                            Chairman of the Board Chief Executive Officer,
                                                         President and Chief Operating Officer
         William F. Scully, III                        Member, Board of Directors,
                                                         Senior Vice President, Treasurer
                                                         and Chief Financial Officer
         Cynthia P. Macdonald                          Vice President, Chief Compliance
                                                         Officer, and Assistant Secretary
         Joanne K. Russo                               Member, Board of Directors
                                                         Senior Vice President
         William D. Wilcox                             General Counsel and Secretary
         Kathleen A. McGah                             Assistant Secretary
         Jay S. Benet                                  Member, Board of Directors
         George C. Kokulis                             Member, Board of Directors
         Warren H. May                                 Member, Board of Directors
         Donald R. Munson, Jr.                         Senior Vice President
         Stuart L. Baritz                              Vice President

(b)         Name and Principal                         Positions and Offices
            Business Address *                         With Underwriter
            ------------------                         ----------------
         Michael P. Kiley                              Vice President
         Tracey Kiff-Judson                            Second Vice President
         Robin A. Jones                                Second Vice President
         Whitney F. Burr                               Second Vice President
         Marlene M. Ibsen                              Second Vice President
         John F. Taylor                                Second Vice President
         John J. Williams, Jr.                         Director and Assistant Compliance Officer
         Susan M. Cursio                               Director and Operations Manager
         Dennis D. D'Angelo                            Director
         Thomas P. Tooley                              Director
         Nancy S. Waldrop                              Assistant Treasurer

*   Principal business address:  One Tower Square, Hartford,
    Connecticut  06183

(c)      Not Applicable

Item 30. Location of Accounts and Records

(1)      The Travelers Life and Annuity Company
         One Tower Square
         Hartford, Connecticut  06183

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on November 13, 1997.

          THE TRAVELERS SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES
                                            (Registrant)


                    THE TRAVELERS LIFE AND ANNUITY COMPANY
                                            (Depositor)

                             By: *IAN R. STUART
                                 -----------------------------------------------
                                 Ian R. Stuart
                                 Senior Vice President, Chief Financial Officer, Chief Accounting Office and Controller

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on November 13, 1997.


*MICHAEL A. CARPENTER                     Director, Chairman of the Board, President
-----------------------------             and Chief Executive Officer
(Michael A. Carpenter)

*JAY S. BENET                             Director
-----------------------------
(Jay S. Benet)

*GEORGE C. KOKULIS                        Director
-----------------------------
(George C. Kokulis

*ROBERT I. LIPP                           Director
-----------------------------
(Robert I. Lipp)

*IAN R. STUART                            Director, Senior Vice President, Chief
-----------------------------             Financial Officer, Chief Accounting Officer
(Ian R. Stuart)                           and Controller


*KATHERINE M. SULLIVAN                    Director, Senior Vice President and
-----------------------------             General Counsel
(Katherine M. Sullivan)

*MARC P. WEILL                            Director
-----------------------------
(Marc P. Weill)



*By:   Ernest J. Wright, Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit
No.                                        Description                                      Method of Filing
------------                               -----------                                      ----------------
      1     Resolution of The Travelers Life and Annuity Company                              Electronically
            Board of Directors authorizing the establishment
            of the Registrant.

      3     Form of Distribution and Management Agreement among                               Electronically
            the Registrant, The Travelers Life and Annuity Company and
            Tower Square Securities, Inc.

   3(b)     Form of Selling Agreement                                                         To be filed by
                                                                                              amendment.

      4     Form of Variable Annuity Contract.                                                To be filed by
                                                                                              amendment.

      5     Application.                                                                      To be filed by
                                                                                              amendment.

   6(a)     Charter of The Travelers Life and Annuity Company, as                             Electronically
            amended on October 19, 1994.

   6(b)     By-Laws of The Travelers Life and Annuity Company, as                             Electronically
            amended on October 20, 1994.

      9     Opinion of Counsel as to the legality of securities being                         Electronically
            registered by Registrant.

  10(a)     Consent of KPMG Peat Marwick LLP, Independent                                     To be filed by
            Certified Public Accountants.                                                     amendment.

     13     Schedule for Computation of Total Return                                          To be filed by
            Calculations - Standardized and Non-Standardized.                                 amendment.

     15     Powers of Attorney authorizing Ernest J. Wright or                                Electronically
            Kathleen A. McGah as signatory for Michael A. Carpenter,
            Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R.
            Stuart, Katherine M. Sullivan and Marc P. Weill.